DPL Inc.

1065 Woodman Drive

Dayton, Ohio 45432

June 10, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC  20549

Re:	DPL Inc.

Registration Statement on Form S-4

File No. 333-204572

Ladies and Gentlemen :

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, DPL Inc. (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 3:30 p.m. (EDT) on Friday, June 12, 2015, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DPL INC.

By:	/s/ Craig L. Jackson
Name:	Craig L. Jackson
Title:	Chief Financial Officer

cc:	Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP